07028102

GYRUS GROUP PLC

410 Wharfedale Road
Winnersh Triangle, Wokingham
Berkshire RG41 5RA
+44 (0) 118 921 9750 TEL
+44 (0) 118 921 9850 FAX
www.gyrusgroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549

7th November 2007

SUPPL

Dear Sirs,

**Continuing Obligations Under Rule 12g3-2(b) (Exemption Number 82-35040)**

Further to the exemption granted Gyrus Group Plc pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find enclosed copies of the following documents and announcements, which were recently made public:

- Stock Exchange announcement regarding Holdings in Company dated 7 November 2007.
- Stock Exchange announcement regarding Total Voting Rights dated 31 October 2007.
- Stock Exchange announcement regarding Holdings in Company dated 4 October 2007.
- Stock Exchange announcement regarding Total Voting Rights dated 1 October 2007.
- Stock Exchange announcement regarding Holdings in Company dated 24 September 2007.
- Return of Allotment of Shares dated 23 October 2007.
- Two forms for Return of Allotment of Shares dated 16 October 2007.
- Return of Allotment of Shares dated 3 October 2007.
- Return of Allotment of Shares dated 1 October 2007.
- Return of Allotment of Shares dated 24 September 2007.
- Return of Allotment of Shares dated 21 September 2007.

PROCESSED
NOV 2 0 2007
THOMSON
FINANCIAL

Yours sincerely,

Yomi Akisanya

Enc.

# Regulatory Announcement



| | |
|---|---|
| **Company** | Gyrus Group PLC |
| **TIDM** | GYG |
| **Headline** | Holding(s) in Company |
| **Released** | 12:51 07-Nov-07 |
| **Number** | 2028H |

GYRUS GROUP PLC

RNS Number:2028H
Gyrus Group PLC
07 November 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Gyrus Group PLC

2. Reason for the notification (yes/no)

An acquisition or disposal of voting rights:
(Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
( )

An event changing the breakdown of voting rights:
( )

Other (please specify): ________________
( )

3. Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.):

Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction and date on which the threshold is crossed or reached
if different):

17/10/2007

6. Date on which issuer notified:

26/10/2007

7. Threshold(s) that is/are crossed or reached:

From 3% - 4% (L&G)

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction | |
|---|---|---|
| | Number of shares | Number of voting Rights |
| ORD GBP0.01 | 5,815,014 | 5,815,014 |

Resulting situation after the triggering transaction

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights | | % of voting rights | |
|---|---|---|---|---|---|
| | Direct | Direct | Indirect | Direct | Indirect |

ORD GBP0.01 6,216,709 6,216,709
4.19

B: Financial Instruments

Resulting situation after the triggering transaction

| Type of financial instrument | Expiration Date | Exercise/Conversion Period/ Date | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 6,216,709 | 4.19 |

9. Chain of controlled undertakings through which the voting rights and/or the
financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect)(Group)

Legal & General Investment Management (Holdings) Limited (LGIMH)(Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct)(L&G)(6,216,709 - 4.19% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings)     Legal & General
Insurance Holdings Limited
Limited (Direct)(LGIMHD)(5,286,757 - 3.56% = PMC)     (Direct) (LGIH)

Legal & General Assurance (Pensions Management)     Legal & General
Assurance Society Limited
Limited (PMC)(5,286,757 - 3.56% = PMC)     (LGAS & LGPL)

Legal & General
Pensions Limited (Direct)
(LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 148,094,093

Please note this notification has been delayed due to the large number of
disclosures required following a substantial amount of new business which
has come to us in the form of an in-specie transfer.

14. Contact name:

Helen Lewis (LGIM)

15. Contact telephone number:

020 3124 3851

END

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## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Gyrus Group PLC |
| **TIDM** | GYG |
| **Headline** | Total Voting Rights |
| **Released** | 14:07 31-Oct-07 |
| **Number** | 7322G |

### GYRUS GROUP PLC (the Company")

### Total Voting Rights

In conformity with Section 5.6.1 of the Disclosure and Transparency Rules, the Company, a leading supplier of medical devices to reduce trauma and complications in surgery, would like to notify the market that as at 31 October 2007, the issued share capital and voting rights of the Company were as follows:

148,381,551 Ordinary 1p shares with voting rights attached (one vote per share);

and 2,646,370 Deferred Redeemable 50p shares without voting rights attached.

No shares are held in Treasury.

Therefore, the total number of voting rights in GYRUS GROUP PLC is 148,381,551.

Shareholders may use the total voting rights figure of 148,381,551 as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

31 October 2007

### Contact details:

**Name:** Yomi Akisanya
Assistant Company Secretary

**Address:** 410, Wharfedale Road,
Winnersh Triangle,
Wokingham
Berkshire.
RG41 5RA

**Telephone:** 0118 921 9750

END

Close

# Regulatory Announcement





| | |
|---|---|
| **Company** | Gyrus Group PLC |
| **TIDM** | GYG |
| **Headline** | Holding(s) in Company |
| **Released** | 09:22 04-Oct-07 |
| **Number** | 1304F |

GYRUS GROUP PLC

**Gyrus Group plc ("the Company")**

**Holdings in Company**

In conformity with the Transparency Directive, the Company, a leading supplier of medical devices to reduce trauma and complications in surgery, would like to notify the market of the following:

The Company was informed on 3 October 2007 that, as of 2 October 2007, AXA S.A. held an interest in 11,858,223 ordinary shares of 1p each in the Company, representing approximately 8.01% of the voting rights over the Company's issued share capital.

4 October 2007

**Contact details:**

Name: Yomi Akisanya
Assistant Company Secretary

Address: 410, Wharfedale Road,
Winnersh Triangle,
Wokingham
Berkshire.
RG41 5RA

Telephone: 0118 921 9750

END

# Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Gyrus Group PLC |
| **TIDM** | GYG |
| **Headline** | Total Voting Rights |
| **Released** | 17:56 01-Oct-07 |
| **Number** | 9251E |

## GYRUS GROUP PLC (the Company")

## Total Voting Rights

In conformity with Section 5.6.1 of the Disclosure and Transparency Rules, the Company, a leading supplier of medical devices to reduce trauma and complications in surgery, would like to notify the market that as at 30 September 2007, the issued share capital and voting rights of the Company were as follows:

148,094,093 Ordinary 1p shares with voting rights attached (one vote per share);

and 2,646,370 Deferred Redeemable 50p shares without voting rights attached.

No shares are held in Treasury.

Therefore, the total number of voting rights in GYRUS GROUP PLC is 148,094,093.

Shareholders may use the total voting rights figure of 148,094,093 as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

1 October 2007

**Contact details:**

**Name:** Yomi Akisanya
Assistant Company Secretary

**Address:** 410, Wharfedale Road,
Winnersh Triangle,
Wokingham
Berkshire.
RG41 5RA

**Telephone:** 0118 921 9750

END

Close

## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Gyrus Group PLC |
| **TIDM** | GYG |
| **Headline** | Holding(s) in Company |
| **Released** | 17:03 24-Sep-07 |
| **Number** | 3956E |

GYRUS GROUP PLC

**Gyrus Group plc ("the Company")**

**Holdings in Company**

In conformity with the Transparency Directive, the Company, a leading supplier of medical devices to reduce trauma and complications in surgery, would like to notify the market of the following:

The Company was informed on 24 September 2007 that, as of 21 September 2007, Standard Life Investments Ltd held an interest in 9,151,880 ordinary shares of 1p each in the Company, representing approximately 6.180% of the voting rights over the Company's issued share capital.

24 September 2007

**Contact details:**


Name: Yomi Akisanya
Assistant Company Secretary

Address: 410, Wharfedale Road,
Winnersh Triangle,
Wokingham
Berkshire.
RG41 5RA

Telephone: 0118 921 9750


END

Companies House
for the record

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*
CHWP000

**Company Number** 03234242

**Company name in full** GYRUS GROUP PLC

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| Date | 23 | 10 | 2007 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 300 | | |
| Nominal value of each share | 1P | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 213.5P | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: BREWIN NOMINEES LIMITED A/C SCHEMES<br>Address: PO BOX 1025, COMMERICAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE<br>UK Postcode: NE99 1SX | Class of shares allotted<br>ORDINARY | Number allotted<br>300 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 6TH NOVEMBER 2007

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE, WOKINGHAM,
BERKS. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*
CHWP000

| | |
|---|---|
| **Company Number** | 03234242 |
| **Company name in full** | GYRUS GROUP PLC |

**Shares allotted (including bonus shares):**

| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 16 | 10 | 2007 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | ORDINARY | ORDINARY |
| Number allotted | 70000 | 80000 | 75000 |
| Nominal value of each share | 1P | 1P | 1P |
| Amount (if any) paid or due on each share *(including any share premium)* | £2.40 | £1.975 | £1.55 |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Companies House
for the record

# 88(2)

## Return of Allotment of Shares

***Please complete in typescript, or in bold black capitals.***
**CHWP000**

**Company Number** 03234242

**Company name in full** GYRUS GROUP PLC

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | *Day* | *Month* | *Year* | *Day* | *Month* | *Year* |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 16 | 10 | 2007 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | ORDINARY | |
| Number allotted | 36081 | 17890 | |
| Nominal value of each share | 1P | 1P | |
| Amount (if any) paid or due on each share *(including any share premium)* | £2.00 | £2.645 | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | |

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name BREWIN NOMINEES LIMITED A/C SCHEMES<br>Address PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET<br>NEWCASTLE UPON TYNE<br>UK Postcode NE99 1SX | Class of shares allotted<br>ORDINARY | Number allotted<br>278,971 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form

**Signed** [signature] **Date** 6TH NOVEMBER 2007

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410 WHARFEDALE ROAD, WINNERSH TRIANGLE, WOKINGHAM,
BERKS. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

# 88(2)

## Return of Allotment of Shares

***Please complete in typescript, or in bold black capitals.***
CHWP000

**Company Number** 03234242

**Company name in full** GYRUS GROUP PLC

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | *Day* | *Month* | *Year* | *Day* | *Month* | *Year* |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 16 | 10 | 2007 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | ORDINARY | |
| Number allotted | 824 | 150 | |
| Nominal value of each share | 1P | 1P | |
| Amount (if any) paid or due on each share *(including any share premium)* | £3.30 | £2.025 | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name BREWIN NOMINEES LIMITED A/C SCHEMES<br>Address<br>PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET,<br>NEWCASTLE UPON TYNE<br>UK Postcode N E 9 9 1 S X | Class of shares allotted<br>ORDINARY | Number allotted<br>974 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form [ ]

**Signed** [signature] **Date** 6TH NOVEMBER 2007

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

# 88(2)

## Return of Allotment of Shares

***Please complete in typescript, or in bold black capitals.***
**CHWP000**

**Company Number** 03234242

**Company name in full** GYRUS GROUP PLC

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | *Day* | *Month* | *Year* | *Day* | *Month* | *Year* |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 03 | 10 | 2007 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | ORDINARY | ORDINARY |
| Number allotted | 658 | 215 | 816 |
| Nominal value of each share | 1P | 1P | 1P |
| Amount (if any) paid or due on each share *(including any share premium)* | £1.55 | £2.025 | £3.30 |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | |

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name BREWIN NOMINEES LIMITED A/C SCHEMES<br>Address PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE<br>UK Postcode NE99 1SX | Class of shares allotted<br>ORDINARY | Number allotted<br>1,689 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 15.10.07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.


YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

# 88(2)

## Return of Allotment of Shares

***Please complete in typescript, or in bold black capitals.***
**CHWP000**

| | |
|---|---|
| **Company Number** | 03234242 |
| **Company name in full** | GYRUS GROUP PLC |
| | |

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | *Day* | *Month* | *Year* | *Day* | *Month* | *Year* |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 01 | 10 | 2007 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | ORDINARY | ORDINARY |
| Number allotted | 1500 | 1000 | 1150 |
| Nominal value of each share | 1P | 1P | 1P |
| Amount (if any) paid or due on each share *(including any share premium)* | £1.55 | £1.595 | £1.785 |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | | | |

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name BREWIN NOMINEES LIMITED A/C SCHEMES<br>Address PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE<br>UK Postcode NE99 1SX | Class of shares allotted<br>ORDINARY | Number allotted<br>4,650 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 15.10.07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410 WHARFEDALE ROAD, WINNERSH TRIANGLE, WOKINGHAM,
BERKS. RG41 5RA Tel 0118 921 7724
DX number DX exchange

Companies House
for the record

# 88(2)

## Return of Allotment of Shares

***Please complete in typescript, or in bold black capitals.***
CHWP000

**Company Number** 03234242

**Company name in full** GYRUS GROUP PLC

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 24 | 09 | 2007 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | ORDINARY | ORDINARY |
| Number allotted | 150 | 500 | 1366 |
| Nominal value of each share | 1P | 1P | 1P |
| Amount (if any) paid or due on each share *(including any share premium)* | 178.5P | 155P | 197.5P |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: BREWIN NOMINEES LIMITED A/C SCHEMES<br>Address: PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE<br>UK Postcode: NE99 1SX | Class of shares allotted<br>ORDINARY | Number allotted<br>2,016 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 02.10.07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE, BERKS
RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

# 88(2)

## Return of Allotment of Shares

***Please complete in typescript, or in bold black capitals.***
CHWP000

**Company Number** 3234242

**Company name in full** GYRUS GROUP PLC

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 21 | 09 | 2007 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 500 | | |
| Nominal value of each share | 1P | | |
| Amount (if any) paid or due on each share *(including any share premium)* | £3.30 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: BREWIN NOMINEES LIMITED A/C SCHEMES | Class of shares allotted | Number allotted |
| Address: PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE | ORDINARY | 500 |
| UK Postcode: NE99 1SX | | |
| Name: | Class of shares allotted | Number allotted |
| Address: | | |
| UK Postcode: | | |
| Name: | Class of shares allotted | Number allotted |
| Address: | | |
| UK Postcode: | | |
| Name: | Class of shares allotted | Number allotted |
| Address: | | |
| UK Postcode: | | |
| Name: | Class of shares allotted | Number allotted |
| Address: | | |
| UK Postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

**Signed** [signature] **Date** 02.10.07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE
WOKINGHAM, BERKS. RG41 5RA Tel 0118 921 9724
DX number DX exchange

END